July 15, 2024

Raymond Wai Man Cheung
Chief Executive Officer
Basel Medical Group Ltd
6 Napier Road
Unit #02-10/11 Gleneagles Medical Centre
Singapore 258499

       Re: Basel Medical Group Ltd
           Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted June 21, 2024
           CIK No. 0002004489
Dear Raymond Wai Man Cheung:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 29, 2024 letter.

DRS on Form F-1 Submitted June 21, 2024
Our Growth Prospects, page 57

1. We note your response to our comment 5, which we reissue. Please remove the global market figure of $48.1 billion for orthopedic devices since this is not your addressable market or revise to specify the products and services that are covered by the $48.1 billion figure and clarify, if true, that you only provide treatments and services representing a small fraction of such market figure. We also refer to your disclosure relating to a study by the National Center for Health Statistics of U.S. adults with chronic pain. Please revise to disclose the applicable percentages for adults in Singapore or Southeast Asia with chronic pain, or revise to balance your disclosure relating to such study accordingly.
 July 15, 2024
Page 2
Note 14. Amount Due From a Director, page F-87

2. We continue to review your response to comment 11 and may have a further comment.

       Please contact Nudrat Salik at 202-551-3692 or Michael Fay at 202-551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact
Robert Augustin at 202-551-8483 or Jane Park at 202-551-7439 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services
cc:   Benjamin Tan, Esq.